UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2021

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ⌧            Form 40-F  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ◻

Other Events

On January 25, 2021, voxeljet AG (the “Company”) issued a press release announcing the closing of the public offering of 621,170 American Depositary Shares (the “ADSs”) representing the Company’s Ordinary Shares (the “Ordinary Shares”), previously announced on January 15, 2021 (the “Offering”). A copy of the press release is included herewith as Exhibit 99.1.

In connection with the Offering, the Company entered into irrevocable undertakings with certain investors for the purchase and sale of the ADSs.  In addition, the Company entered into a placement agency agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”).  Pursuant to the terms of the Placement Agency Agreement, the Placement Agent agreed to use its reasonable best efforts to arrange for the sale  of the ADSs at a price to the public of  €13.33 per share (equal to $16.16 per Ordinary Share based on the exchange rate as of the close of business in New York on January 14, 2021).  The Company paid the Placement Agent a cash fee equal to 7.0% of the gross proceeds generated from the sale of the ADSs and reimbursed the Placement Agent for certain of its expenses as set forth in the Placement Agrency Agreement.

The Placement Agency Agreement contains customary representations, warranties and agreements by the Company, customary closing conditions, indemnification obligations of the Company and the Placement Agent, other obligations of the parties and termination provisions.

A copy of the opinion of Hogan Lovells International LLP, relating to the legality of the issuance and sale of the Ordinary Shares and ADSs, is attached as Exhibit 5.1 hereto.

The Offering was conducted pursuant to a Registration Statement on Form F-3 (File No. 333-251002), which was filed by the Company with the Securities and Exchange Commission on November 27, 2020, and declared effective on December 11, 2020, as supplemented by a prospectus supplement dated January 15, 2021.

Exhibits

5.1	Opinion of Hogan Lovells International LLP.
10.1	Form of Irrevocable Undertaking.
10.2	Placement Agent Agreement.
23.1	Consent of Hogan Lovells International LLP (included in Exhibit 5.1).
99.1	voxeljet AG Press Release.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: January 25, 2021

3